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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 46 hereof to the “Recent Developments - Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments –The Federal Republic of Germany” section with the text under the caption “Recent Developments - The Federal Republic of Germany” on pages 47 – 52 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 26, 2010, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.2693 U.S. dollar (EUR 0.7878 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2010	1.2291	1.2654	1.3666	1.1959

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2010 through July 2010, published on a weekly basis by the Federal Reserve Bank of New York.

2010	High	Low

May	1.3183	1.2224
June	1.2385	1.1959
July	1.3069	1.2464

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”), respectively, derived from Rentenbank’s Half-Yearly Financial Report for the six month period ended June 30, 2010. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2010.

BUSINESS OPERATIONS IN THE FIRST HALF OF 2010

PROMOTIONAL ACTIVITIES FOR THE AGRIBUSINESS EXPANDED

Special promotional loans up by almost one third

Given increasing signs of an economic recovery and, most recently, a slight upward trend in prices for wheat, milk, and pork, the first half of 2010 saw some stabilization in both the business sentiment and the farmers‘ attitude towards future investments. Further falls in interest rates also gave a boost to demand for our promotional lending. Our promotional strategy focuses on special promotional loans granted at particularly low interest rates, with a primary emphasis on agriculture, agribusiness, the food industry, renewable energies, and rural development. By the end of June 2010, we granted new special promotional loans of €2,809.6 million in total (as compared with €2,130.4 million in the first half of 2009), up 31.9% on the first six months of 2009. The growth was particularly attributable to a significant increase in liquidity assistance loans and lending extended for renewable energies. In contrast, promotional loans for rural development declined, amongst others due to a decrease in the demand for loans from federal state promotional banks. Already in 2009, as part of various fiscal stimulus packages, the German federal government had provided additional funds to regional and local authorities to support public infrastructure projects. These packages expire at the end of the current year.

Special Promotional Loans in the First Half-Year

€ million	2010	2009

Agriculture	1,115.9	634.1
Renewable energies	1,089.7	493.5
Agribusiness and food industry	115.6	91.1
Rural development	376.0	521.6
thereof, Federal state promotional banks (municipal business)	361.0	458.7
Federal state promotional banks (special
promotional loans)	110.8	190.5
Other (including Special Purpose Fund)	1.6	199.6

Total	2,809.6	2,130.4

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Uninterrupted trend in renewable energies

Our “Energy from the Countryside” program became the main growth driver for new business as the loan amount granted under this program doubled. New loans worth €1,089.7 million (as compared with €493.5 million in the first half of 2009) were extended to support renewable energies. Growth in the financing for both biogas plants and photovoltaic installations was significantly stronger than in the equivalent period in 2009. Loans granted for photovoltaic installations amounted to €711.8 million (as compared with €332.8 million in the first half of 2009), while new lending business in biogas plants reached €329.7 million (as compared with €127.0 million in the first half of 2009). Given the uncertainties regarding pricing trends in other markets and the attractive opportunities that continue to be presented by the German Renewable Energy Sources Act (Erneuerbare Energien-Gesetz; EEG), many farmers are committing to further capital investment in this area. A sustained fall in the price of solar panels, in particular, also gave a further boost to capital investment in photovoltaics. In addition, the reduction in feed-in tariffs anticipated for the second half of the year gave some impetus to investing activities in the first six months.

Another consequence of the boom in renewable energies was a strong growth in our leasing business: by June 30, we committed €70.8 million (as compared with €4.7 million in the first half of 2009) under our promotional lending programs to refinance leases, of which around 95% was for photovoltaic installations.

More promotional loans for farm buildings and machinery

The lending business for farm buildings and machinery also performed well compared to the first six months of 2009. Across all promotional lending programs, we provided new loans of €459.6 million (as compared with €388.3 million in the first half of 2009) for farm buildings. The demand for promotional loans for machinery exceeded that in the first half of 2009, amounting to €150.2 million (as compared with €139.6 million in the first half of 2009). In contrast, demand for promotional loans for the purchase of land was rather muted. The bank granted loans of €112.1 million (as compared with €132.9 million in the first half of 2009) for this purpose.

Sharp rise in liquidity assistance

In March, the German federal government made available €25 million to subsidize interest rates on our liquidity assistance loans. In the first half of 2010, the bank provided liquidity of €438.7 million in total (as compared with €21.6 million in the first half of 2009) for the financial stability of affected businesses. Of this, €398.1 million was extended with interest rates subsidized additionally by the German government.

Other new business

In addition to the special loans for specific promotional purposes and assistance measures, the bank also provides standard promotional loans for the agricultural sector and rural areas. In this area of promotional business, the bank extended new loans of €1,001.3 million (as compared with €1,194.6 million in the first half of 2009) by the end of June. New business in securitized lending reached a volume of €4,011.4 million (as compared with €2,737.1 million in the first half of 2009). Total new promotional business rose by 27.9% to €7.8 billion (as compared with €6.1 billion in the first half of 2009).

Promotional lending volume continues to increase

As a result of the high level of new business, total promotional lending volume on the balance sheet as of June 30, 2010 increased to €67.4 billion, up 2.4% on the figure of €65.8 billion as of December 31, 2009. In the first half of the year, the portfolio of special promotional loans grew by 8.7% to €21.3 billion (as compared with €19.6 billion as of December 31, 2009) owing to the brisk new business activity. Special promotional loans therefore accounted for 31.6% (as compared with 29.8% as of December 31, 2009) of the total promotional lending volume.

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New issues: US dollar most important issue currency

In the first half of 2010, €6.7 billion (as compared with €6.0 billion in the first half of 2009) have already been raised, equivalent to two thirds of the expected total funding requirement for 2010, estimated at €10 billion for medium and long-term maturities. The Euro Medium Term Note (EMTN) program remained the most important refinancing instrument, with a volume of €4.9 billion (as compared with €4.0 billion in the first half of 2009). The second most important instruments were SEC-registered global bonds with an issue volume of €1.0 billion (as compared with €0.0 billion in the first half of 2009). In 2009, domestic registered bonds took second rank. In the first half of 2010, the bank also placed ‘Kangaroo’ bonds in an amount equivalent to €0.8 billion (as compared with €0.0 billion in the first half of 2009) under the AUD-MTN program.

Issue Volume in the First Half-Year

	June 30, 2010	June, 30 2009	June 30, 2010	June 30, 2009
	€ billion		Share in%
EMTN	4.9	4.0	72.3	66.2
AUD-MTN	0.8	0.0	12.2	0.0
Global bonds	1.0	0.0	15.5	0.0
International loans / promissory notes	0.0	0.2	0.0	3.3
Domestic capital market instruments	0.0	1.8	0.0	30.5

Total	6.7	6.0	100.0	100.0

As international financial markets continue to normalize, we increased our share of issues placed with foreign investors again. The share of sales accounted for by foreign investors rose in the first half of 2010 to 86% (as compared with 30% in the first half of 2009). There was also a corresponding increase in the share of our issue volume denominated in foreign currency. The highest share was accounted for by the US dollar with 51.8% (as compared with 1.2% in the first half of 2009), followed by the euro with 27.4% (as compared with 86.7% in the first half of 2009). More than half of the issue volume (53.7%) was placed with commercial banks, followed by central banks, which accounted for 23.4%.

Short-term funding requirements (up to two years) were covered in the first six months solely through tranches from the Euro Commercial Paper (ECP) program. The outstanding volume in the ECP program reached €12.0 billion as at June 30, 2010, compared with €10.5 billion as of December 31, 2009.

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UNCONSOLIDATED FINANCIAL STATEMENTS (HGB) AS OF JUNE 30, 2010

BALANCE SHEET

Unless otherwise indicated, the comments on the balance sheet as of June 30, 2010 compare the current figures with the balance sheet as of December 31, 2009 (which are set out in parentheses).

As of June 30, 2010, total assets amounted to €81.9 billion (as compared with €75.8 billion as at December 31, 2009), an increase of 8.0% on the figure at the end of 2009. This growth was, amongst others, a result of the higher volume of promotional loans, but also of higher collaterals provided by our contracting partners in the derivative’s business within collateral agreements.

In accordance with the provisions of the Rentenbank Law and Statutes, the bank generally extends its loans via other banks. Accordingly, loans and advances to banks accounted for the significant share of 62.4% of the assets on the balance sheet. As of June 30, 2010, the amount of this item was €51.1 billion (as compared with €46.4 billion as of December 31, 2009). The securities portfolio, which almost exclusively comprises bonds and notes from European banks, increased by €0.2 billion to €28.3 billion (as compared with €28.1 billion as at December 31, 2009).

On the liability side of the balance sheet, securitized liabilities represented the largest single line item, representing 77.4% of total liabilities and equity. In the first half of 2010, securitized liabilities increased by €1.8 billion to €63.4 billion (as compared with €61.6 billion as at December 31, 2009). The increase in this balance sheet item can be primarily attributed to the Commercial Paper volume, which grew to €11.6 billion (as compared with €10.0 billion as at December 31, 2009).

The equity of €1,019 million (as compared with €899 million as at December 31, 2009) includes the capital stock of €135 million (as compared with €135 million as at December 31, 2009), the retained earnings of €753 million (as compared with €753 million as at December 31, 2009) and the interim net income of €131 million (as compared with net profit of €11 million as at December 31, 2009).

Total capital in the balance sheet decreased by €263 million to €2,863 million (as compared with €3,126 million as at December 31, 2009) due to maturities and fluctuations in exchange rates of subordinated liabilities. As of June 30, 2010, total capital can be broken down as follows:

€ million	June 30, 2010	Dec. 31, 2009

Capital stock	135	135
Retained earnings	753	753
Fund covering general banking risks	1,170	1,170
Subordinated liabilities	805	1,068

Total capital	2,863	3,126

The total capital ratio was 25.3% (23.8%), while the core capital ratio was 16.0% (15.3%). Both ratios were calculated in accordance with the German Solvency Regulation (SolvV).

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Condensed Balance Sheet (HGB)

	June 30, 2010	Dec. 31, 2009

Essential assets	€ million	€ million

Loans and advances to banks	51,078	46,411
Loans and advances to customers	1,792	978
Debt securities and other fixed-income securities	28,315	28,126
Other assets	709	327

Total assets	81,894	75,842

Essential liabilities

Liabilities to banks	3,528	4,309
Liabilities to customers	5,822	5,862
Securitized liabilities	63,416	61,623
Subordinated liabilities	805	1,068
Fund covering general banking risks	1,170	1,170
Equity	1,019	899
Other liabilities	6,134	911

Total liabilities	81,894	75,842

INCOME STATEMENT

All comparative figures included in the comments on the income statement for the first half of 2010 refer to the figures for the first half of 2009 (which are set out in parentheses).

The bank’s financial performance in the first half of 2010 was satisfactory. Interest income, including current income from shares, other variable-yield securities, and equity investments, reached €1,459.4 million (as compared with €1,679.2 million in 2009). After deducting interest expenses of €1,260.1 million (as compared with €1,457.1 million in 2009), net interest income came to €199.3 million (as compared with €222.1 million in 2009).

Compared with the first six months of 2009, administrative expenses, including depreciation and impairment losses on tangible assets, increased by €0.6 million to €22.9 million (as compared with €22.3 million in 2009). Personnel expenses increased by 4.2% to €14.9 million as a result of growth in the number of employees primarily due to the recruiting of former freelancers, while other administrative expenses rose just slightly by 1.4% to €7.1 million. Cost-income ratio rose from 10.2% in the first half of 2009 to 11.3% for the first six months of 2010.

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The operating result before risk provisioning and valuation adjustments fell by 8.4% to €179.2 million in the first half of 2010 (as compared with €195.7 million in 2009). However, this decrease was lower than expected. The operating result before risk provisioning and valuation adjustments is therefore higher than the figure budgeted in the annual operating plan.

Amortization and write-downs of loans and advances and securities, as well as additions to provisions for possible loan losses, have been recognized in sufficient amounts and take into account all identifiable risks. The measurement result is primarily influenced by provisions for the promotional business and write-downs resulting from the measurement of the securities portfolio at the lower of cost or market.

After taking into account income taxes of €0.0 million (as compared with €0.0 million in 2009), interim net income for the six months ended June 30, 2010 amounted to €131.4 million (as compared with €141.4 million in 2009).

Condensed Income Statement (HGB)

	Jan. 1 – June 30, 2010	Jan. 1 – June 30, 2009
	€ million	€ million

Interest income	1,459.2	1,679.0
Current income	0.2	0.2
Interest expense	1,260.1	1,457.1
Net interest income	199.3	222.1
Net fee and commission income	1.5	0.1
General administrative expenses	22.0	21.3
Depreciation, amortization and write-downs of intangible and tangible fixed assets	0.9	1.0
Net other operating result	1.3	-4.2
Operating result before risk provisioning and valuation adjustments	179.2	195.7
Expenses for specific securities and loans and advances	47.8	54.3
Taxes on income	0.0	0.0
Interim net income	131.4	141.4

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CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS OF JUNE 30, 2010

INTERIM GROUP MANAGEMENT REPORT

Economic Environment

The recovery in the global economy was faster than expected in the first half of 2010. Economic growth was very dynamic in developing countries and emerging markets, in particular. However, there was also a significant rise in production in industrialized countries. Compared with other countries in the euro zone, Germany experienced above-average growth. Nevertheless, the high levels of public-sector debt in many industrialized countries means that there are now few remaining opportunities for further fiscal stimulus. Furthermore, a significant number of economic stimulus packages will come to an end during the second half of the year. Many countries, mainly in Europe, have embarked on or have announced fiscal consolidation programs in response to the European sovereign debt crisis spreading from Greece and pressure from the financial markets. At the end of the first half of the year, the banking crisis in Spain was also having a particularly negative impact on the outlook.

Inflation in the euro zone remained at a moderate level in the first six months of 2010, the opportunities for price increases being held back by low capacity utilization and high levels of unemployment. There were therefore no indications that the extensive additional liquidity pumped into the system by central banks was positively impacting demand in product markets and thereby driving up prices.

The EU and the European Central Bank (ECB) responded to the debt crisis in Greece by providing a package of guarantees worth €750 billion. This should help stabilize financial markets in the medium term. However, there was a significant increase in volatility in financial markets against the background of the debt crisis. Many investors pulled out of high-risk asset classes and turned to safe investments. As a result, there were further falls in long-term yields, the yield on 10-year German federal bonds being just 2.50 percent at the end of the first half of 2010.

The economic sentiment in German agriculture recovered again in the first six months of this year. This primarily reflects the return of positive trends in agricultural markets with farmers showing a significant overall willingness to invest, particularly in renewable energies such as biogas or photovoltaics.

Company Performance

Key features of Rentenbank’s performance in the first half of 2010 were an increase in new business and a return to normal levels of financial performance. In particular, the low-interest special promotional loans provided stimulus for growth and an increase in promotional lending volume. Total assets grew for the first time in two years. Demand for our issues remained high, driven by the demands of many investors for safe investments. The total funding requirement for 2010 in our medium-term and long-term issue business is expected to reach €10 billion; almost two thirds of this had already been placed by June 30. As a result of the significant narrowing in spreads on short-term interbank business, net interest income fell below the prior-year level again following the exceptionally high growth rates generated in 2008 and 2009. However, the contraction was not as great as forecasted. Earnings continue to be well in excess of the levels achieved prior to the crisis.

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Total Assets and Business Volume

Unless otherwise indicated, the comments on the balance sheet as at June 30, 2010 compare the figures in that balance sheet with the consolidated balance sheet as at December 31, 2009 (which are set out in parentheses).

	Jun. 30, 2010	Dec. 31, 2009
From the balance sheet	€ billion	€ billion

Total assets	90.4	77.8
Loans and advances to banks	50.9	45.8
Financial investments	28.4	27.9
Liabilities to banks	3.0	3.7
Securitized liabilities	69.1	60.3

As at June 30, 2010, total assets had climbed to €90.4 billion from €77.8 billion as at December 31, 2009, an increase of €12.6 billion or 16.2 percent. The increase largely resulted from fluctuations in exchange rates and cash collateral received under collateral management agreements. Total assets of the consolidated subsidiary LR Beteiligungsgesellschaft mbH, Frankfurt am Main, were €220.5 million as at June 30, 2010 (as compared with €232.2 million on December 31, 2009). The equivalent figure for DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, a wholly-owned subsidiary of LR Beteiligungsgesellschaft mbH and also included in the consolidation, amounted to €17.6 million (as compared with €17.8 million on December 31, 2009). Contingent liabilities excluding irrevocable loan commitments amounted to €4.9 million (as compared with €119.1 million on December 31, 2009).

The Group generally acts as a neutral player in the market place and extends its loans via other banks. Accordingly, loans and advances to banks accounted for a significant proportion of the assets on the balance sheet, although this proportion was down to 56.3 percent from 58.9 percent. As at June 30, 2010, the carrying amount of this item was €50.9 billion (as compared with €45.8 billion on December 31, 2009), an increase of €5.1 billion on the figure as at December 31, 2009, largely as a result of the investment of cash collateral received. The rise in the volume of special promotional loans also contributed to the growth in this figure.

Loans and advances to customers rose by €0.9 billion to €1.5 billion (as compared with €0.6 billion on December 31, 2009).

Financial investments almost exclusively comprise bank bonds and notes. They increased by €0.5 billion to €28.4 billion (as compared with €27.9 billion on December 31, 2009).

On the liabilities side of the balance sheet, liabilities to banks decreased by €0.7 billion to €3.0 billion (as compared with €3.7 billion on December 31, 2009), mainly as a result of the repayment of €0.9 billion in fixed-term deposits.

Liabilities to customers increased by €0.2 billion to €6.0 billion (as compared with €5.8 billion on December 31, 2009). This balance sheet item primarily consisted of registered bonds and promissory note loans, the carrying amount of these instruments as at June 30, 2010 being €5.8 billion (as compared with €5.6 billion on December 31, 2009).

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The portfolio of securitized liabilities increased from €60.3 billion as at December 31, 2009 to €69.1 billion as at June 30, 2010, an increase of €8.8 billion or 14.6 percent. This increase was largely attributable to the effects of currency translation in respect of issues denominated in US dollars. This resulted in corresponding offsetting effects in the carrying amounts of derivatives entered into by the Bank for hedging purposes. The Medium Term Note (MTN) programs are the most significant refinancing instruments used by the Bank, the carrying amount as at June 30, 2010 being €44.8 billion (as compared with €40.2 billion on December 31, 2009). Global bonds totaled €12.2 billion (as compared with €9.9 billion on December 31, 2009) at the end of the half year. The carrying amount of the ECP program, which is part of money market funding, rose by €1.9 billion to €12.1 billion (as compared with €10.2 billion on December 31, 2009).

The funds borrowed on the money and capital markets for refinancing purposes were under agreements entered into on an arm’s length basis.

Derivatives are generally entered into to hedge market price risk. As a result of the Bank’s performance in the first half of 2010 and changes resulting from marking to market – in particular, changes resulting from the currency translation of items denominated in US dollars – the positive fair values of derivative financial instruments increased by €5.4 billion to €8.3 billion (as compared with €2.9 billion on December 31, 2009), while the negative fair values decreased by €0.8 billion to €3.6 billion (as compared with €4.4 billion on December 31, 2009).

There was only a negligible increase of 0.3 million in provisions to €102.8 million (as compared with €102.5 million on December 31, 2009). A gross sum of €3.6 million was added to pension provisions; provisions of €2.3 million were utilized for current pension payments. The present value of the pension obligations was determined with a discount rate of 5.2 percent.

Financial performance

All comparative figures included in the comments on financial performance as reported in the half-year financial report for 2010 refer to the first half of 2009 (which are set out in parentheses).

Operating Result

	Jun. 30, 2010	Jun. 30, 2009
From the income statement	€ million	€ million

Net interest income before provision for loan losses/promotional contribution	173.0	206.5
Provision for loan losses/promotional contribution	9.6	43.4
Administrative expenses	24.6	22.1
Interim net income for the period before result from fair value measurement, hedge accounting and taxes	141.2	136.6

There was an upward trend in the current fiscal year in the operating result before the result from fair value measurement and from hedge accounting, and before taxes. Interest income, including contributions from fixed-income securities and equity investments, reached €2,075.7 million (as compared with €2,011.6 million on December 31, 2009). After deducting interest expenses of €1,902.7 million (as compared with €1,805.1 million on December 31, 2009), net interest income amounted to €173.0 million (as compared with €206.5 million on December 31, 2009). This equated to a year-on-year fall of €33.5 million or 16.2 percent, attributable to narrower spreads in short-term inter-bank business. The provision for loan losses/promotional contribution fell by €33.8 million to €9.6 million (as compared with €43.4 million on December 31, 2009) owing to the fact that no write-downs were necessary in the first half of 2010. As a result, the operating result improved slightly by €4.6 million to €141.2 million (as compared with €136.6 million on December 31, 2009).

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In the Promotional Business segment, interim net income for the period before the result from fair value measurement and from hedge accounting, and before taxes, saw a significant increase to €57.1 million (as compared with €12.0 million on December 31, 2009) owing to a higher volume of promotional business, steady margins, and lower additions to the provision for loan losses. On the other hand, the equivalent interim net income for the period in the Treasury Management segment contracted as a result of the decrease in net interest income to €37.4 million (as compared with €81.9 million on December 31, 2009). The Capital Investment segment saw a slight improvement in its interim net income for the period to €46.7 million (as compared with €42.7 million on December 31, 2009).

Measurement result

The measurement result comprises the result from fair value measurement and from hedge accounting through profit or loss and the change in the revaluation reserve. The revaluation reserve is an item in which the unrealized gains and losses from the measurement of securities are recognized in other comprehensive income. The debt crisis in Europe led to an increase in risk premiums as a result of changes in credit ratings. This in turn led to a fall in the value of the Bank’s own liabilities (measurement gains) and its assets (measurement losses). Measurement gains on liabilities reported in the group’s income statement were therefore offset by measurement losses on assets, in particular in the revaluation reserve. A substantial widening of the basis swap spread (cost of foreign exchange) also led to significant measurement losses. As at June 30, 2010, there was an overall measurement loss of €265.7 million compared with an overall measurement gain of €279.7 million as at June 30, 2009.

Due to the buy-and-hold strategy of the Group as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act (KWG), these measurement losses are merely of a temporary nature, provided that there are no counterparty defaults. They will be partially reversed in 2010 and in the following years in the form of measurement gains as a result of changes in market data and a reduction of remaining terms to maturity.

Total comprehensive income of the group

	Jun. 30, 2010	Jun. 30, 2009
Interim net income for the period	€ million	€ million

Interim net income for the period before result from fair value measurement, hedge accounting and taxes	141.2	136.6
Result from fair value measurement and from hedge accounting	-20.1	237.1
Change in revaluation reserve	-245.6	42.6

Interim net income for the period	-124.7	416.2

Total comprehensive income for the six months ended June 30, 2010, including the change in the revaluation reserve, amounted to a loss of €124.7 million, a decrease of €540.9 million on the corresponding income figure of €416.2 million for the equivalent period in 2009. The decrease was almost exclusively attributable to the fall of €545.4 million in the measurement result.

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Equity

Total equity as reported on the balance sheet as at June 30, 2010 was €2,100.1 million (as compared with €2,236.1 million on December 31, 2009). The breakdown of this equity is as follows:

	Jun. 30, 2010	Dec. 31, 2009
	€ million	€ million

Subscribed capital	135.0	135.0
Retained earnings	2,263.4	2,263.4
Revaluation reserve	-419.2	-173.6
Interim net income for the period (Jun. 30) / Group’s net profit (Dec. 31)	120.9	11.3

Total equity	2,100.1	2,236.1

The decrease in equity arose solely as a result of the unrealized measurement losses of €245.6 million reported in the revaluation reserve, which could partly be compensated by the positive interim net income.

Subordinated liabilities declined by €205.2 million as a result of exchange-rate fluctuations and liabilities becoming due for repayment. The terms and conditions of all subordinated liabilities fulfilled the requirements of section 10 (5a) German Banking Act (KWG) and preclude early repayment or conversion.

As at June 30, 2010, the core capital ratio calculated as specified by the German Solvency Regulation (SolvV) pursuant to sections 10 and 10a KWG was 16.6 percent (as compared with 15.3 percent on December 31, 2009). The total capital ratio was 26.1 percent (as compared with 23.9 percent on December 31, 2009).

Risk Report

The comments in the risk report as at June 30, 2010 compare the current figures with those as at December 31, 2009 (which are set out in parentheses). The prior-year period referred to in any comparisons is the period from January 1, 2009 to December 31, 2009.

Basis of the Report

Due to the business activities of its subsidiaries and the letter of comfort issued to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Rentenbank and are therefore managed. The subsidiaries are funded exclusively with Group resources.

The Group’s corporate objective, derived from the Bank’s legal mandate, is to promote the agricultural sector, the food industry, and rural areas. The business activities of the Group are geared toward achieving this goal. Care must be taken to ensure that the Group is able to fulfill this promotional mandate at all times in the future.

For the purposes of achieving its corporate objective, the Bank must also generate an adequate and consistent operating result in order to fulfill its mandate and to increase its own funds from its earnings because no other sources are available.

The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and the Bank’s Statutes.

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Risk Management and Risk-Bearing Capacity

The organization of risk management, and the monitoring of the limits based upon the Bank’s risk-bearing capacity, have not changed significantly compared with the procedures and processes described in the management report for the fiscal year ended December 31, 2009. The following section therefore includes only details of the current risk-bearing capacity and its utilization.

As at June 30, 2010, the risk cover as defined by IFRS was as follows:

	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Available operating result	220.0	220.0
+ Retained earnings (other reserves)	110.0	5.0
= Risk cover 1	330.0	225.0
+ Retained earnings (other reserves)	1,400.4	1,505.4
+ Interim net income for the period	120.9	—
+ Revaluation reserve	-419.2	-173.6
= Risk cover 2	1,432.1	1,556.8
+ Retained earnings (principal reserve, guarantee reserve)	753.0	753.0
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	916.7	1,121.9
= Risk cover 3	3,236.8	3,566.7

Risk cover 1 amounted to €330 million as at June 30, 2010. Following a more risk-sensitive measurement of credit risk, risk cover 1 had been increased by €105 million on the figure as at December 31, 2009. Compared with the methodology used for the latter, the methodology used for the calculation of credit risk as at June 30, 2010 provided for a significantly higher probability of default among the Bank’s business partners. Risk cover 2 decreased to €1.432 billion (as compared with €1.557 billion on December 31, 2009), specifically as a result of the revaluation reserve. Risk cover 3 also decreased, as a consequence of the contraction in subordinated liabilities, to 3.237 billion (as compared with €3.567 billion on December 31, 2009).

The allocated risk cover 1 for credit, market price, and operational risk is in line with the global limits approved by the Board of Managing Directors. No liquidity risk has been taken into account, since the Group has sufficient cash funds, and amongst others its triple A ratings enable it to obtain sufficient funds at any time on the money or capital markets or from the German central bank (Deutsche Bundesbank). As part of the process of validating the risk parameters used in the assessment of credit risk, the risk cover allocated for credit risk was increased by €100 million to €230 million.

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	Allocated risk cover
	Jun. 30, 2010		Dec. 31, 2009
	€ million	%	€ million	%

Credit risk	230.0	69.7	130.0	57.8
Market price risk	61.0	18.5	61.0	27.1
Operational risk	30.0	9.1	30.0	13.3
Total risk limit	321.0	97.3	221.0	98.2
Risk cover 1	330.0	100.0	225.0	100.0

The calculation of the potential utilization of the risk cover is based on two risk scenarios. In these calculations, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risk.

Risk scenario 1 (standard scenario) involves adverse changes in the conditions in relevant business and organizational environments that could lead to possible losses. These conditions include market price fluctuations, turmoil on the money and capital markets leading to an increase in the number of loan defaults, or the failure of the internal control system. In the statement of risk-bearing capacity, the exposure arising from the standard scenario is compared against the total risk limit.

In addition to the changes in conditions described under risk scenario 1, risk scenario 2 (stress scenario) includes spread risk under extreme conditions. The stress scenario is compared against risk cover 2.

The following table shows the exposure to the different types of risk under risk scenarios 1 and 2:

	Risk scenario 1				Risk scenario 2
	Jun. 30, 2010		Dec. 31, 2009		Jun. 30, 2010		Dec. 31, 2009
	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	95.7	64.6	54.0	59.8	456.4	46.8	138.9	31.4

Market price risk	25.8	17.4	14.8	16.4	30.0	3.1	21.1	4.8

Market price risk (spread risk)	—	—	—	–	436.7	44.7	239.0	54.1

Operational risk	26.6	18.0	21.5	23.8	53.2	5.4	43.0	9.7

Total risk exposure	148.1	100.0	90.3	100.0	976.3	100.0	442.0	100.0

Total risk limit	321.0		221.0		—		—

Utilization of total risk limit		46.1		40.9

Risk cover 1 and 2, respectively	330.0		225.0		1,432.1		1,556.8
Risk cover 2 less potential imprecision in measurement					1,430.1		1,554.8

Utilization of risk cover		44.9		40.1		68.2		28.4

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65 percent (as compared with 60 percent on December 31, 2009) of the total risk exposure in risk scenario 1 was attributable to credit risk as at June 30, 2010. As a result of the more risk-sensitive calculation methodology for credit risk, credit risk exposure increased by €41.7 million.

Market price risk accounted for 17 percent (as compared with 16 percent on December 31, 2009) and operational risk 18 percent (as compared with 24 percent on December 31, 2009) of the Group’s total risk exposure. In the first half of 2010, interest-rate risk increased as a result of higher net asset positions as due dates and new business.

Assuming a standard scenario, the total risk exposure as at June 30, 2010 was €148.1 million (as compared with €90.3 million on December 31, 2009). The equivalent figure assuming a stress scenario was €976.3 million (as compared with €442.0 million on December 31, 2009). In the standard scenario, 46 percent (as compared with 41 percent on December 31, 2009) of the total risk limit was utilized. The utilization rate for risk cover 2, which mainly comprises other retained earnings, was 68 percent (as compared with 28 percent on December 31, 2009).

The significant rise in utilization in the stress scenario was caused primarily by the refinement in the credit risk calculation methodology referred to above. Another factor was the additional allowance in the scenario to take account of the widening of spreads in view of the very volatile market parameters.

The results from the calculations of risk-bearing capacity reflect the Group’s risk strategy, which is based on sustainability and stability.

Risk Categories – Individual Risks

There have been no material changes in definitions, organization, and reporting related to individual risks since the comments included in the consolidated financial statements for fiscal year 2009. The calculation methodology for quantifying potential credit risk was refined and, as a result, significantly higher rates for the probability of default were used in risk scenarios. A further stress scenario for credit risk was added. Given the very significant volatility in market parameters and to ensure adequate allowance for market price risk, scenarios were adjusted as part of the validation process to take into account the widening of spreads. The following section therefore includes only details regarding the aforementioned changes and the current risk situation for each individual risk category.

Credit Risk

Current Risk Situation

The figures describing the current risk situation relate to gross carrying amounts in accordance with IFRS 7.B9, which correspond to the carrying amounts of the relevant balance sheet items in the IFRS consolidated financial statements. Loans and advances to banks and to customers include the corresponding portions from the item ‘fair value changes of hedged items in a portfolio hedge’ as well as irrevocable loan commitments. Irrevocable loan commitments of €1,539.0 million (as compared with €801.5 million on December 31, 2009) were recognized at their nominal amounts.

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Gross Lending Volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	Jun. 30, 2010	Dec. 31, 2009	Jun. 30, 2010	Dec. 31, 2009	Jun. 30, 2010	Dec. 31, 2009	Jun. 30, 2010	Dec. 31, 2009
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	53,072.0	46,986.7	1,533.6	612.9	8,297.1	2,872.4	28,404.9	27,937.3
Cash collateral	0.0	0.0	0.0	0.0	5,469.0	262.9	0.0	0.0
Covered bonds
(Pfandbriefe)	545.7	803.8	0.0	0.0	0.0	0.0	6,743.8	5,787.3
Public-sector covered bonds (Öffentliche Pfandbriefe)	256.3	264.2	0.0	0.0	0.0	0.0	1,096.0	816.7
State guarantee
(Gewährträgerhaftung)	13,549.8	12,204.6	1,416.5	487.8	0.0	0.0	9,232.7	8,067.1
Covered, securitized promotional lending	258.5	257.4	2.4	3.4	0.0	0.0	1,144.3	511.2
Securitized money market
funding	5,659.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	14,893.9	13,390.0	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	17,908.4	20,066.7	114.7	121.7	2,828.1	2,609.5	10,188.1	12,775.0

Net lending volume represents the unsecured portion of the balance sheet item.

The following tables present the credit risk exposures separately by region, currency, sectors, and rating category, without taking credit risk mitigation techniques into account.

Risk Concentration by Country

June 30, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	46,791.2	88.2	0.0	0.0	948.4	11.4	7,380.4	26.0
Other EU countries	6,280.7	11.8	0.0	0.0	4,270.9	51.5	19,310.1	68.0
OECD countries	0.1	0.0	0.0	0.0	1,128.0	13.6	40.1	0.1

Total banks	53,072.0	100.0	0.0	0.0	6,347.3	76.5	26,730.6	94.1
Other counterparties
Germany	0.0	0.0	1,513.6	98.7	0.0	0.0	685.4	2.4
Other EU countries	0.0	0.0	20,0	1.3	1,702.0	20.5	988.9	3.5
OECD countries	0.0	0.0	0.0	0.0	247.8	3.0	0.0	0.0
Total other counterparties	0.0	0.0	1,533.6	100.0	1,949.8	23.5	1,674.3	5.9

Total	53,072.0	100.0	1,533.6	100.0	8,297.1	100.0	28,404.9	100.0

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December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%
Banks
Germany	40,046.0	85.2	0.0	0.0	390.1	13.6	7,936.4	28.4
Other EU countries	6,940.6	14.8	0.0	0.0	1,435.2	50.0	18,846.5	67.5
OECD countries	0.1	0.0	0.0	0.0	373.2	13.0	111.4	0.4

Total banks	46,986.7	100.0	0.0	0.0	2,198.5	76.6	26,894.3	96.3
Other counterparties
Germany	0.0	0.0	591.3	96,5	0.0	0.0	274.1	1.0
Other EU countries	0.0	0.0	21.6	3.5	592.3	20.6	768.9	2.7
OECD countries	0.0	0.0	0.0	0.0	81.6	2.8	0.0	0.0

Total other counterparties	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

Risk Concentration by Currency

June 30, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

EUR	52,931.8	99.8	1,533.6	100.0	-42,576.5	-513.1	27,099.7	95.5
CAD	0.0	0.0	0.0	0.0	1,367.4	16.5	174.3	0.6
JPY	71.7	0.1	0.0	0.0	3,151.1	38.0	285.2	1.0
USD	0.1	0.0	0.0	0.0	35,053.7	422.5	378,4	1.3
AUD	0.0	0.0	0.0	0.0	5,578.2	67.2	0.0	0.0
GBP	12.2	0.0	0.0	0.0	916.4	11,0	389.1	1.4
CHF	22.6	0.0	0.0	0.0	2,505.9	30.2	37.6	0.1
Other currencies	33.6	0.1	0.0	0.0	2,300.9	27.7	40.6	0.1

Total	53,072.0	100.0	1,533.6	100.0	8,297.1	100.0	28,404.9	100.0

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December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

EUR	46,830.1	99.7	612.9	100.0	-23,825.9	-829.5	27,026.0	96.7
CAD	0.0	0.0	0.0	0.0	634.3	22.1	143.4	0.5
JPY	72.9	0.2	0.0	0.0	2,439.4	84.9	300.6	1.1
USD	0.1	0.0	0.0	0.0	16,323.9	568.4	367.3	1.3
AUD	0.0	0.0	0.0	0.0	3,800.3	132.3	0.0	0.0
GBP	19.7	0.0	0.0	0.0	408.7	14.2	19.5	0.1
CHF	20.2	0.0	0.0	0.0	1,718.1	59.8	33.6	0.1
Other currencies	43.7	0.1	0.0	0.0	1,373.6	47.8	46.9	0.2

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

The changes in currencies compared with December 31, 2009 were mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments were allocated to the asset side of the balance sheet based on their fair value. Substantial changes to risk concentrations may occur if the fair value of an item changes from positive to negative, or vice versa.

Risk Concentration by Groups of Institutions

June 30, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	11,771.2	22.2	0.0	0.0	687.2	8.3	2,704.9	9.5
Foreign banks	6,280.8	11.8	0.0	0.0	5,398.9	65.1	19,350.2	68.1
Public-sector banks	26,456.4	49.9	0.0	0.0	178,5	2.2	4,298.3	15.2
Cooperative banks	7,063.5	13.3	0.0	0.0	82.7	1.0	377.2	1.3
Central banks	1,500.1	2.8	0.0	0.0	0.0	0,0	0.0	0.0
Non-banks	0.0	0.0	1,533.6	100.0	1,949.8	23.4	1,674.3	5.9

Total	53,072.0	100.0	1,533.6	100.0	8,297.1	100.0	28,404.9	100.0

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December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments
	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector hanks/other banks	8,132.3	17.3	0.0	0.0	287.8	10.0	2,916.2	10.4
Foreign banks	6,940.6	14.8	0.0	0.0	1,808.4	63.1	18,958.0	68.0
Public-sector banks	25,608.4	54.5	0.0	0.0	60.8	2.1	4,644.1	16.6
Cooperative banks	6,305.4	13.4	0.0	0.0	41.5	1.4	376.0	1.3
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

Risk-Weighted Assets by Rating Category (€ million)

June 30, 2010

		Rating categories
		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized Cost	37.1	326.4	204.7	32.5	0.0	0.0	0.0	600.7
		Fair Value	4,090.2	3,770.3	11,108.1	1,730.2	0.0	0.0	0.0	20,698.8
	Other	Amortized Cost	1,026.8	2,118.0	663.5	118.8	0.0	16.8	0.0	3,943.9
		Fair Value	2,121.8	16,411.7	6,828.1	2,016.4	250.5	200.1	0.0	27,828.6

Loans and advances to customers		Amortized Cost	199.6	224.5	7.1	38.2	0.0	0.0	0.0	469.4
		Fair Value	459.4	535.0	0.0	69.8	0.0	0.0	0.0	1,064.2

Derivatives		Fair Value	0.2	3,491.2	4,766.0	18.7	19.7	1.3	0.0	8,297.1

Financial investments		Amortized Cost	487.1	1,139.2	1,741.1	393.9	166.1	90.6	0.0	4,018.0
		Fair Value	10,599.1	9,497.6	3,570.3	554.7	165.2	0.0	0.0	24,386.9

Total			19,021.3	37,513.9	28,888.9	4,973.2	601.5	308.8	0.0	91,307.6

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December 31, 2009

		Rating categories
		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized Cost	15.4	346.8	186.6	6.6	0.0	0.0	0.0	555.4
		Fair Value	3,886.7	3,329.4	10,078.8	1,503.3	0.0	0.0	0.0	18.798.2
	Other	Amortized Cost	763.8	2,182.3	1,072.5	143.7	9.9	198.2	0.0	4,370.4
		Fair Value	748.0	12,536.6	7,781.3	1,729.0	279.5	188.3	0.0	23,262.7

Loans and advances to customers		Amortized Cost	16.0	1.1	9.5	39.9	0.0	0.0	0.0	66.5
		Fair Value	472.8	0.0	0.0	73.6	0.0	0.0	0.0	546.4

Derivatives		Fair Value	0.2	1,444.0	1,402.2	11.1	13.5	1.4	0.0	2,872.4

Financial investments		Amortized Cost	436.2	1,040.6	2,049.0	460.7	159.6	89.0	0.0	4,235.1
		Fair Value	8,307.5	10,329.6	3,951.9	846.0	148.4	118.8	0.0	23,702.2

Total			14,646.6	31,210.4	26,531.8	4,813.9	610.9	595.7	0.0	78,409.3

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

Comparison of the Internal Rating Categories with the Average External Ratings of the Agencies Standard & Poor’s, Moody’s, and Fitch (€ million)

June 30, 2010

	External rating category
Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	16,822.5	0.0	0.0	0.0	0.0	0.0	0.0	2,198.8	19,021.3
AA	2,690.2	20,032.8	595.1	0.0	0.0	0.0	0.0	14,195.8	37,513.9
A	0.0	3,161.6	22,142.4	576.3	0.0	0.0	0.0	3,008.6	28,888.9
BBB	0.0	146.3	1,507.5	733.8	0.0	0.0	0.0	2,585.6	4,973.2
BB-B	0.0	0.0	118.4	285.0	85.0	0.0	0.0	113.1	601.5
CCC-C	0.0	0.0	210.0	74.0	10.0	0.0	0.0	14.8	308.8
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	19,512.7	23,340.7	24,573.4	1,669.1	95.0	0.0	0.0	22,116.7	91,307.6

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December 31, 2009

	External rating category
Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	14,060.0	0.0	0.0	0.0	0.0	0.0	0.0	586.6	14,646.6
AA	2,489.6	18,409.9	364.0	0.0	0.0	0.0	0.0	9,946.9	31,210.4
A	0.0	2,624.6	20,161.1	817.5	0.0	0.0	0.0	2,928.6	26,531.8
BBB	0.0	290.5	1,420.2	934.0	0,0	0.0	0.0	2,169.2	4,813.9
BB-B	0.0	0.0	144.4	224.6	85.1	0.0	0.0	156.8	610.9
CCC-C	0.0	0.0	310.0	277.7	0.0	0.0	0.0	8.0	595.7
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	16,549.6	21,325.0	22,399.7	2,253.8	85.1	0.0	0.0	15,796.1	78,409.3

(In the tables, the 20 rating categories in the internal rating system have been aggregated into seven overall rating categories)

Provisions for Loan Losses. If exposures are at risk of default, the Bank recognizes provisions for loan losses. No specific valuation allowances for loan losses were recognized in the first half of 2010. Portfolio valuation allowances of 1.6 million were reversed, resulting in a balance of €4.5 million.

Standard Scenarios. Calculations for measuring potential loan defaults under the standard scenario are based on the annual potential default in terms of exposure. As at June 30, 2010, the cumulative potential default amounted to €95.7 million (as compared with €54.0 million on December 31, 2009). The average potential default in the first half of 2010 amounted to €106.9 million (as compared with €52.9 million on December 31, 2009). The ratio of this average potential default to the allocated risk cover for credit risk as at June 30, 2010 was 46.5 percent (as compared with 40.7 percent on December 31, 2009). The highest exposure was €125.5 million (as compared with €71.9 million on December 31, 2009) and therefore below the limit of €230 million approved by the Board of Managing Directors for the standard scenario. The lowest exposure, and also the exposure as at the balance sheet date, was €95.7 million (as compared with €43.4 million on December 31, 2009).

Stress Scenarios. In an initial stress scenario, the calculation of the annual potential default is first based upon exposure plus drawdown of all internally granted limits. As at June 30, 2010, the cumulative potential default under this stress scenario amounted to €117.8 million (as compared with €69.8 million on December 31, 2009). In three further stress scenarios, the annual potential default is based upon exposure and drawdown of all internally granted limits plus each of the following in turn: a doubling of default probability; adverse change in credit ratings; and, a measure of risk concentration. From these four stress scenarios, the maximum annual potential default as at June 30, 2010 amounted to €456.4 million (as compared with €138.9 million on December 31, 2009).

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Market Price Risk

Current Risk Situation

Standard scenarios. The present value sensitivity of all open interest-rate-sensitive transactions related to the items ‘money market funding’ and ‘promotional lending’ is calculated daily, assuming a positive parallel shift of 100 basis points (“bp”) in the yield curves.

As at June 30, 2010, the amount included as risk cover for market price risk in ‘money market funding’ and ‘promotional lending’ was €25.8 million (as compared with €14.8 million on December 31, 2009). The average limit utilization in the first six months of 2010 was €13.5 million (as compared with €13.0 million on December 31, 2009), which equates to an average utilization of 22.1 percent (as compared with 21.0 percent on December 31, 2009). In the six months under review, the maximum exposure was €26.0 million (as compared with €21.0 million on December 31, 2009), the lowest €5.4 million (as compared with €5.3 million on December 31, 2009). No limits were exceeded in the whole of 2009, nor in 2010.

Stress scenarios. Scenarios are based on a flat increase in the yield curve (+150 bps for short maturities and +50 bps for long maturities) and a steep increase in the curve (+50 bps for short maturities and +150 bps for long maturities). As at June 30, 2010, the greater risk was in a steeper yield curve (2009: steeper yield curve).

As at June 30, 2010, the scenario analysis produced a market price risk in ‘money market funding’ of €24.3 million (as compared with €12.6 million on December 31, 2009). In the ‘lending business’, which together with the ‘securities business’ forms part of the ‘promotional lending’ segment, the amount included as risk cover for market price risk based on the scenario analysis was €5.6 million (as compared with €8.4 million with a positive shift of 200 bps on December 31, 2009). In the ‘securities business’, the amount included as risk cover for market price risk based on the scenario analysis (positive shift of 150 bps for maturities of up to 90 days, 100 bps for maturities of up to five years, and 50 bps for maturities of up to ten years) was €0.08 million (as compared with €0.08 million on December 31, 2009).

The sum of the amounts for market price risk in ‘money market funding’ and ‘promotional lending’ in the period under review was below the €61 million limit approved by the Board of Managing Directors for the standard scenario.

Spread risk has an impact on the carrying amounts of existing items on the balance sheet. Spread risk is additionally reflected by three market price risk scenarios.

The scenario assumed a swing of 60 bps for risk premiums (spread risk) in ‘money market funding’. This is equivalent to a downshift in the derivatives curve (EONIA) of 30 bps and an up-shift in the inter-bank credit curve (EURIBOR) of 30 bps. The resulting risk was €10.2 million (as compared with €1.0 million on December 31, 2009). As at December 31, 2009, the scenario had assumed a widening of 20 bps in spreads. The increase was caused by the Bank’s entry into EONIA swaps in addition to adjustments to the scenario.

The scenario assumed a 20 bps increase for the costs of the swap of liquidity in various currencies into euros, resulting in a spread risk of €210.2 million (as compared with €177.8 million on December 31, 2009).

Within each rating category, the stress scenario assumed a parallel downshift of 40 bps for credit spreads representing risk premiums linked to the credit rating of a transaction. In the case of net liability positions, falling credit spreads lead to a measurement loss. In the scenario, the existing net liability position led to a risk of €216 million (as compared with €60 million with a downshift of 20 bps on December 31, 2009).

Value-at-risk (VaR). This indicator shows the maximum loss in ‘money market funding’ from market-based changes, assuming a holding period of one day and prediction accuracy of 99 percent. VaR as at June 30, 2010 was €1.0 million (as compared with €0.4 million on December 31, 2009).

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Liquidity Risk

Current Risk Situation

Instruments available for managing the short-term liquidity position are inter-bank funds, securitized money market funding, ECP issues, and open-market transactions with Deutsche Bundesbank. The Bank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that, in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If there is disruption in the markets, the Bank is able to obtain liquidity equivalent to its available refinancing facilities. These facilities have continuously exceeded the liquidity requirement for up to two years.

Stress Scenarios. Rentenbank regularly carries out analyses using four scenarios. The scenarios are monitored separately and on a cumulative basis. In these analyses, the liquidity requirement resulting from the scenarios is added to cash flows already known in order to examine the effects on the Bank’s solvency. As was the case at December 31, 2009, the results of the scenario analyses demonstrated that, as at the balance sheet date, the Group would be able to meet its payment obligations at all times without restriction.

Operational Risk

Current Risk Situation

No significant losses (€5 thousand or more) were recorded in the loss database in the period under review. In the six months up to June 30, 2009, two significant individual losses of €10 thousand had been incurred as a result of operational risk.

Outlook

The Bank expects to see the result from fair value measurement and from hedge accounting continue to return to normal levels. In the next few months, growth rates are likely to see a further fall with earnings below the level of the exceptional years in 2008 and 2009 but still above the levels of other years. Nevertheless, the Bank will certainly exceed the results set out in the annual operating plan.

Market parameters continue to be subject to significant volatility and it is therefore not really possible to forecast the measurement result. We are similarly unable to reliably predict the consolidated net income for the year, since the measurement result may have a considerable impact on that figure.

Report on Events after the Balance Sheet Date

There were no significant events after the end of the reporting period.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS) FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2010

		Jun. 30, 2010	Jun. 30, 2009
	Notes	€ million	€ million

Interest income		2,075.7	2,011.6
Interest expense		1,902.7	1,805.1
Net interest income	1	173.0	206.5

Provision for loan losses/promotional contribution	2, 7	9.6	43.4
thereof recognition for special loan programs		33.3	44.3
thereof amortization for special loan programs		21.0	18.1

Net interest income after provision for loan losses/promotional contribution		163.4	163.1
Fee and commission income		2.5	1.1
Fee and commission expenses		1.0	1.0

Net fee and commission income		1.5	0.1
Net trading result		0.0	0.0
Net result from financial investments		-0.1	0.0
Administrative expenses	3	24.6	22.1
Net other operating result		1.0	-4.5
Result from fair value measurement and from hedge accounting	4	-20.1	237.1
Net result from taxes		-0.2	-0.1

Interim net income for the year		120.9	373.6

Change in revaluation reserve		-245.6	42.6
Total comprehensive income		-124.7	416.2

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CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2010

Assets	Notes	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Cash and balances with central banks		536.3	102.2
Loans and advances to banks	5, 7	50,909.6	45,840.5
thereof promotional contribution		-236.8	-229.0
Loans and advances to customers	6, 7	1,533.5	612.8
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	8	623.5	344.8
Positive fair values of derivative financial instruments	9	8,297.1	2,872.4
Financial investments	10	28,404.9	27,937.3
Investment property		17.0	17.3
Property and equipment		25.2	25.5
Intangible assets		3.0	3.3
Current income tax assets		2.7	1.0
Deferred tax assets		2.2	2.3
Other assets		40.9	88.4

Total assets		90,395.9	77,847.8

Liabilities and equity	Notes	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Liabilities to banks	11	2,960.1	3,660.0
Liabilities to customers	12	5,998.9	5,784.8
Securitized liabilities	13	69,129.3	60,263.2
Negative fair values of derivative financial instruments	14	3,640.5	4,362.9
Provisions	15	102.8	102.5
Subordinated liabilities	16	916.7	1,121.9
Other liabilities		5,547.5	316.4
Equity
Subscribed capital		135.0	135.0
Retained earnings		2,263.4	2,263.4
Revaluation reserve		-419.2	-173.6
Group’s net profit		120.9	11.3

Total liabilities and equity		90,395.9	77,847.8

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Statement of changes in equity from January 1 to June 30, 2010

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	H1 2010

Equity as of Jan. 1, 2010	135.0	2,263.4	-173.6	11.3	0.0	2,236.1

Net income for the year					120.9	120.9
Change in unrealized gains and losses			-245.6			-245.6

Group’s net result	0.0	0.0	-245.6	0.0	120.9	-124.7
Appropriation of net profit				-11.3		-11.3
Equity as of June 30, 2010	135.0	2,263.4	-419.2	0.0	120.9	2,100.1

Statement of changes in equity from January 1 to June 30, 2009

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	H1 2009

Equity as of Jan. 1, 2009	135.0	2,351.6	-440.9	10.8	0.0	2,056.5

Net income for the year					373.6	373.6
Change in unrealized gains and losses			42.6			42.6

Group’s net result	0.0	0.0	42.6	0.0	373.6	416.2
Appropriation of net profit				-10.8		-10.8
Equity as of June 30, 2009	135.0	2,351.6	-398.3	0.0	373.6	2,461.9

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	H1 2010 € million	H1 2009 € million

Cash and cash equivalents as of Jan. 1	102	28

Cash flow from operating activities	931	295
Cash flow from investing activities	-267	-280
Cash flow from financing activities	-230	-37
Effect of exchange rate differences	0	0

Cash and cash equivalents as of Jun. 30	536	6

The consolidated cash flow statement shows the changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2010 and 2009, based on cash flows from operating activities, investing activities and financing activities. Cash and cash equivalents correspond to the balance sheet item ‘cash and balances with central banks’.

The cash flows from operating activities were determined using the indirect method. In this method, the net income for the period is adjusted for non-cash items and for payments and receipts arising from investing and financing activities. The adjusted net income for the period is further adjusted for changes in assets and liabilities. Interest paid and received together with dividends are classified under cash flows from operating activities. Cash flows from investing and financing activities were determined using the direct method.

As an indicator of a bank’s liquidity position, the consolidated cash flow statement is only of limited informative value. In this respect, please refer to the comments in the interim group management report regarding the Bank’s liquidity management.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

These condensed interim consolidated financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with International Financial Reporting Standards (IFRS) pursuant to section 37y of the German Securities Trading Act (WpHG) in conjunction with section 37w of WpHG. The standards and interpretations that are relevant to these interim consolidated financial statements are the standards that are required to be applied to consolidated financial statements for fiscal year 2010 and that had been published and adopted by the European Union as at the date these interim financial statements were prepared, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). The changes to the IFRS 1, IFRS 2, IFRS 3, IAS 27, and IAS 39 standards, and the IFRIC 15, IFRIC 16, and IFRIC 17 interpretations, which apply from the 2010 fiscal year, have no effect on these interim consolidated financial statements. For further information, please refer to the notes to the consolidated financial statements for the year ended December 31, 2009.

In accordance with IAS 34, the condensed interim consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, Landwirtschaftliche Rentenbank has prepared an interim group management report pursuant to section 37w of WpHG.

The disclosures on credit, liquidity, and market price risk resulting from financial instruments are generally presented in the Risk Report, which is an integral part of the interim group management report.

Accounting Policies

The condensed interim consolidated financial statements are based on the same accounting policies and consolidation principles used for the consolidated financial statements for the year ended December 31, 2009, in which the accounting policies and consolidation principles are described in detail.

The presentation of pension provisions and the disclosures relating to the actual pension obligation are based on the actuarial report as at December 31, 2009.

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Disclosure on Selected Items of the Consolidated Statement of Comprehensive Income

(1)	Net Interest Income

	Jun. 30, 2010 € million	Jun. 30, 2009 € million	Change in € million

Interest income from
Loans and advances to banks and customers	654.3	965.9	-311.6
Derivative financial instruments	1,019.8	543.0	476.8
Financial investments	396.1	490.4	-94.3
Other	0.9	9.7	-8.8
Current income from
Shares and other non-fixed-income securities	0.3	0.4	-0.1
Equity investments	4.3	2.2	2.1

Total interest income	2,075.7	2,011.6	64.1

Interest expenses for
Liabilities to banks and customers	158.1	209.8	-51.7
Securitized liabilities	1,100.5	1,176.2	-75.7
Derivative financial instruments	617.0	394.8	222.2
Subordinated liabilities	21.1	21.1	0.0
Other	6.0	3.2	2.8

Total interest expenses	1,902.7	1,805.1	97.6

Net interest income	173.0	206.5	-33.5

(2)	Provision for Loan Losses/Promotional Contribution

	Jun. 30, 2010 € million	Jun. 30, 2009 € million	Change in € million

Expenses for additions to promotional contribution	33.3	44.3	-11.0
Income from the amortization of promotional contribution	21.0	18.1	2.9
Impairment and write-off of loans and advances	0.0	17.6	-17.6
Reversal of portfolio-based valuation allowances	1.6	0.0	1.6
Recoveries on loans and advances previously written off	1.1	0.4	0.7

Provision for loan losses/promotional contribution	9.6	43.4	-33.8

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Provision for loan losses/promotional contribution includes, in particular, the measurement loss at the market interest rate for the special loans determined on the commitment date (addition of promotional contributions) and the amortization of these amounts over the remaining term (amortization of promotional contribution).

No write-downs on loans and advances or specific valuation allowances were necessary in the first half of 2010. The portfolio valuation allowance for latent risk was reduced by €1.6 million.

(3)	Administrative Expenses

	Jun. 30, 2010 € million	Jun. 30, 2009 € million	Change in € million

Other administrative expenses for
Personnel expenses	16.5	14.2	2.3
Public relations	1.2	2.0	-0.8
IT licenses, fees, consulting services	2.0	0.8	1.2
Audits, contributions, donations	0.6	0.6	0.0
Occupancy expenses	0.5	0.7	-0.2
Miscellaneous administrative expenses	1.6	1.4	0.2

Total other administrative expenses	22.4	19.7	2.7

Depreciation and amortization of
Intangible assets	1.4	1.7	-0.3
thereof internally generated software	1.3	1.4	-0.1
Residential and office buildings	0.3	0.3	0.0
IT equipment	0.3	0.2	0.1
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	2.2	2.4	-0.2

Total administrative expenses	24.6	22.1	2.5

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jun. 30, 2010 € million	Jun. 30, 2009 € million	Change in € million

Micro hedge accounting	-3.3	0.6	-3.9
Macro hedge accounting	-81.0	-62.8	-18.2
Fair value measurement	64.2	299.3	-235.1

Total	-20.1	237.1	-257.2

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The result from fair value measurement and from hedge accounting comprises the unrealized gains and losses from changes in the fair value of derivatives and financial instruments classified as financial assets/liabilities at fair value through profit or loss.

It also includes the changes in the fair value of hedged items under hedge accounting attributable to changes in interest rates. In case of ineffectiveness, the cumulative changes in the fair value of former hedged items attributable to changes in interest rates are amortized.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions etc., which represent part of the changes in fair value, are recognized in net interest income.

Measurement at fair value of notionally closed foreign currency positions leads to currency translation differences which are reported here.

Please refer to the ‘Financial performance’ section of the interim group management report for further disclosures on the result from fair value measurement and from hedge accounting.

Segment Reporting

There have been no material changes with regard to the definition of the segments or to the allocation of earnings, assets and liabilities to the individual segments compared with the 2009 consolidated financial statements.

	Treasury Management		Promotional Business		Capital Investment		Total
from Jan. 1 to Jun. 30	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million

Net interest income	40.0	84.5	82.7	76.2	50.3	45.8	173.0	206.5
Provision for loan losses/promotional contribution	0.0	0.0	9.6	43.4	0.0	0.0	9.6	43.4
Net fee and commission income	0.0	0.2	1.5	-0.1	0.0	0.0	1.5	0.1
Net result from financial investments	0.0	0.0	0.0	0.0	-0.1	0.0	-0.1	0.0
Administrative expenses	2.3	2.5	16.9	14.5	3.2	2.7	22.4	19.7
Depreciation and amortization	0.3	0.3	1.6	1.7	0.3	0.4	2.2	2.4
Net other operating result	0.0	0.0	1.0	-4.5	0.0	0.0	1.0	-4.5
Result from fair value measurement and from hedge accounting	-3.5	-2.3	-16.6	239.4	0.0	0.0	-20.1	237.1
Net result from Taxes	0.0	0.0	-0.2	-0.1	0.0	0.0	-0.2	-0.1
Interim net income for the period	33.9	79.6	40.3	251.3	46.7	42.7	120.9	373.6

	Jun. 30, 2010 € billion	Dec. 31, 2009 € billion	Jun. 30, 2010 € billion	Dec. 31, 2009 € billion	Jun. 30, 2010 € billion	Dec. 31, 2009 € billion	Jun. 30, 2010 € billion	Dec. 31, 2009 € billion

Segment assets	13.2	8.4	74.8	67.1	2.4	2.3	90.4	77.8
Segment liabilities (incl. equity)	18.4	12.6	69.6	62.9	2.4	2.3	90.4	77.8

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Disclosures to Selected Balance Sheet Items

(5)	Loans and Advances to Banks

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Payable on demand	426.0	2.5	423.5
Time deposits	7,735.7	4,215.2	3,520.5
Promissory note loans/registered bonds	19,474.4	21,370.6	-1,896.2
Special loans	20,676.1	19,008.8	1,667.3
thereof promotional contribution	-236.8	-229.0	-7.8
Open market transactions	1,500.1	0.0	1,500.1
Global refinancing facility	724.4	741.8	-17.4
Other	372.9	501.6	-128.7

Total	50,909.6	45,840.5	5,069.1

(6)	Loans and Advances to Customers

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Payable on demand	0.2	0.1	0.1
Medium- and long-term loans	46.0	54.0	-8.0
Promissory note loans	986.3	69.7	916.6
Special loans	499.2	487.6	11.6
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.8	1.4	0.4

Total	1,533.5	612.8	920.7

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(7)	Provision for Loan Losses/Promotional Contribution

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowance		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

as of Jan, 01	239.8	202.9	0.0	0.0	6.1	0.0	245.9	202.9
Addition	33.3	75.4	0.0	8.4	0.0	9.2	33.3	93.0
Utilization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversal	21.0	38.5	0.0	8.4	1.6	3.1	22.6	50.0

as of Jun. 30.	252.1	239.8	0.0	0.0	4.5	6.1	256.6	245.9

thereof
Loans and advances to banks	236.8	229.0	0.0	0.0	4.5	6.1	241.3	235.1
Loans and advances to customers	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Loan commitments	15.2	10.7	0.0	0.0	0.0	0.0	15.2	10.7

Total	252.1	239.8	0.0	0.0	4.5	6.1	256.6	245.9

(8)	Fair Value Changes of Hedged Items in a Portfolio Hedge

The balance sheet item ‘fair value changes of hedged items in a portfolio hedge’ includes the fair value changes attributable to interest rate changes in the amount of €623.5 million (as compared with €344.8 million on December 31, 2009) related to loans allocated to macro hedge accounting. See Note (6) in the notes to the consolidated financial statements for the year ended December 31, 2009 for further disclosures.

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(9)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified according to economic hedging relationship, as follows:

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Hedging for:
Hedge Accounting	842.8	548.9	293.9
Instruments designated as at fair value	7,442.5	2,282.3	5,160.2
Other items	11.8	41.2	-29.4

Total	8,297.1	2,872.4	5,424.7

Other items mainly result from hedges that, as at the balance sheet date, were ineffective according to the criteria for hedge accounting.

(10)	Financial Investments

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0
of other issuers	164.2	189.9	-25.7
Bonds
of public-sector issuers	1,618.5	896.5	722.0
of other issuers	26,503.2	26,731.9	-228.7
Equity investments	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	28,404.9	27,937.3	467.6

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Bonds and other fixed-income securities can be classified as ‘eligible as collateral’ or ‘not eligible as collateral’:

	Jun. 30, 2010 € million	Jun, 30, 2010 € million	Dec, 31, 2009 € million	Dec. 31, 2009 € million

	eligible as collateral	not eligible collateral	eligible as collateral	not eligible collateral

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	0.0	0.0	0.0	0.0
of other issuers	164.2	0.0	189.9	0.0
Bonds
of public-sector issuers	1,480	138.5	745.3	151.2
of other issuers	25,320.6	1,182.6	25,883.0	848.9

Total	26,964.8	1,321.1	26,818.2	1,000.1

All bonds and other fixed-income securities were negotiable and listed on a stock exchange in the amount of €28,053.3 million (as compared with €27,603.3 million on December 31, 2009).

(11)	Liabilities to Banks

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Payable on demand	475.6	0.0	475.6
Time deposits	110.0	965.0	-855.0
Registered bonds and promissory note loans	1,430.1	1,676.6	-246.5
Global loans	944.4	1,018.4	-74.0

Total	2,960.1	3,660.0	-699.9

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(12)	Liabilities to Customers

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Payable on demand	74.1	64.5	9.6
Time deposits	7.4	9.2	-1.8
Registered bonds and promissory note loans	5,794.5	5,605.7	188.8
Loan agreements	72.5	59.7	12.8
Other	50.4	45.7	4.7

Total	5,998.9	5,784.8	214.1

(13)	Securitized Liabilities

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Medium-term notes	44,797.0	40,152.5	4,644.5
Global bonds	12,178.5	9,886.2	2,292.3
Euro commercial paper	12,091.5	10,163.8	1,927.7
Bearer bonds	58.8	56.9	1.9
Rentenbank bonds	3.5	3.8	-0.3

Total	69,129.3	60,263.2	8,866.1

(14)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified according to economic hedging relationship, as follows:

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Hedging for:
Hedge Accounting	2,579.5	1,815.0	764.5
Instruments designated as at fair value	869.5	2,433.9	-1,564.4
Other items	191.5	114.0	77.5

Total	3,640.5	4,362.9	-722.4

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Other items mainly result from hedges that, as at the balance sheet date, were ineffective according to the criteria for hedge accounting.

Other items include embedded derivatives (call rights under liquidity assistance loans) with a value of €1.0 million (as compared with €0.7 million on December 31, 2009).

(15)	Provisions

	Dec. 31, 2009 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2010 € million

Pension provisions	89.4	2.3	0.4	3.6	90.3
Other provisions	13.1	1.2	0.2	0.8	12.5

Total	102.5	3.5	0.6	4.4	102.8

(a)	Provisions for pensions and similar obligations

The changes in the pension obligations and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	HI 2010 € million	2009 € million	Change in € million

Present value of pension obligations as of January 1	87.9	87.9	0.0
Less unrecognized actuarial gains (-)/losses (+)	-1.5	0.3	-1.8
Balance of provisions as of January 1	89.4	87.6	1.8
Current service cost	0.9	1.5	-0.6
Interest cost	2.7	5.9	-3.2
Additions to pension provisions	3.6	7.4	-3.8
Pension benefits paid	-2.3	-5.6	3.3
Reversal	-0.4	0.0	-0.4
Balance of provisions as of Jun. 30/Dec. 31	90.3	89.4	0.9
Plus unrecognized actuarial gains (-)/losses (+)	-1.6	-1.5	-0.1
Present value of pension obligations as of Jun. 30 (estimated)/Dec. 31	88.7	87.9	0.8

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The difference between the present value of pension obligations of €88.7 million and the provision of €90.3 million reported on the balance sheet resulted from the application of the corridor approach set out in IAS 19.92 et seq. Under this approach, gains and losses resulting from changes in measurement bases and parameters (referred to as actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10 percent of the actual pension obligation. Actuarial gains or losses within the 10 percent corridor remain unrecognized. As at June 30, 2010, there were unrecognized actuarial gains of €1.6 million.

The additions to pension provisions are reported in full under administrative expenses.

(b)	Other provisions

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Administration of former equity investments	9.8	10.2	-0.4
Other provisions	2.7	2.9	-0.2

Total	12.5	13.1	-0.6

The provisions relating to administration for former equity investments were recognized largely to cover pension obligations.

(16)	Subordinated Liabilities

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Medium-term notes	654.1	899.4	-245.3
Loan agreements	202.2	164.8	37.4
Promissory note loans	60.4	57.7	2.7

Total	916.7	1,121.9	-205.2

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(17)	Contingent Liabilities and Other Commitments

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Contingent liabilities
Liabilities from guarantees
and indemnity agreements	4.9	119.1	-114.2
Other commitments
Irrevocable loan commitments	1,539.0	801.5	737.5

Total	1,543.9	920.6	623.3

Contingent liabilities include default guarantees for capital market loans subject to interest subsidies in the amount of €3.8 million (as compared with €3.8 million on December 31, 2009). The Bank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on the Bank’s mandate to promote agriculture. They were taken over on behalf of a public institution and they are therefore not expected to have any financial impact on the Bank.

Other commitments include irrevocable loan commitments from the lending business.

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Other Disclosures

(18) Financial Instruments by Measurement Category

	Full Fair Value		Hedge Fair Value		Amortized cost
	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	7,454.3	2,323.5	842.8	548.9
Designated as at fair value
Loans and advances to banks	22,628.7	18,112.0
Loans and advances to customers	359.6	13.4
Financial investments	10,897.3	12,269.5
Loans and receivables
Balances with central banks					536.0	102.1
Loans and advances to banks			25,898.7	23,948.9	3,005.6	4,124.3
Loans and advances to customers			704.6	533.0	469.4	66.5
Available for sale
Financial investments	572.6	872.6	12,917.0	10,560.1	118.8	118.8
Held to maturity
Financial investments					3,899.2	4,116.3

Total assets	41,912.5	33,591.0	40,363.1	35,590.9	8,029.0	8,528.0

Liabilities
Held for trading
Negative fair values of derivative financial instruments	1,061.0	2,547.9	2,579.5	1,815.0
Designated as at fair value
Liabilities to banks	1,746.2	2,209.4
Liabilities to
customers	922.4	827.0
Securitized liabilities	56,716.6	48,539.2
Subordinated liabilities	856.3	1,064.2
Other liabilities
Liabilities to banks			526.8	599.0	687.1	851.6
Liabilities to customers			2,777.2	2,588.6	2,299.3	2,369.2
Securitized liabilities			9,706.7	9,899.1	2,706.0	1,824.9
Subordinated liabilities			60.4	57.7	0.0	0.0

Total liabilities	61,302.5	55,187.7	15,650.6	14,959.4	5,692.4	5,045.7

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With respect to loans and advances to banks and to customers, the ‘hedge fair value’ column for the category ‘loans and receivables’ includes the corresponding portions from the item ‘fair value changes of hedged items in a portfolio hedge’. Securities in the category ‘available for sale’ and derivatives that are designated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the ‘hedge fair value’ column, irrespective of their recognition at full fair value in the balance sheet.

(19)	Derivatives

	Notional amounts		Fair values positive		Fair values negative
	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Interest rate risks	76,348	67,631	2,046	1,332	2,954	2,143
Currency risks	59,766	49,982	6,250	1,538	684	2,216
Share price risk and other price risks	131	131	1	2	3	4

Total	136,245	117,744	8,297	2,872	3,641	4,363

	Notional amounts		Fair values positive		Fair values negative
	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Jun. 30, 2010 € million	Dec. 31, 2009 € million

Banks in the EU/OECD countries	116,318	100,566	6,347	2,198	3,279	3,658
Other counterparties in the EU/OECD countries	19,927	17,178	1,950	674	362	705

Total	136,245	117,744	8,297	2,872	3,641	4,363

(20)	Regulatory Capital

The Group’s regulatory capital is determined pursuant to the provisions of sections 10 and 10a of KWG.

The calculation of the amount of the Group’s own funds is made in accordance with section 64h (4) of KWG based on the separate financial statements of the Group companies. Own funds comprise liable capital - consisting of core capital (Tier 1) and supplementary capital (Tier 2) - plus Tier 3 capital.

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The composition of the Group’s consolidated own funds on the basis of the HGB values is shown in the following table:

	Jun. 30, 2010 € million	Dec. 31, 2009 € million	Change in € million

Analysis of own funds
Subscribed capital	176	176	0
Disclosed reserves	782	748	34
Fund for general banking risks	1,126	1,043	83
Intangible assets	-1	-1	0
Loss carry-forward	-12	-12	0

Tier 1 capital	2,071	1,954	117

Subordinated liabilities	903	913	-10
Other components	289	173	116

Tier 2 capital	1,192	1,086	106

Liable capital	3,263	3,040	223

Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total own funds	3,263	3,040	223

The loss carry-forwards as reported under HGB are attributable to the DSV subsidiary and result from valuation allowances in previous years.

The German Solvency Regulation (SolvV) specifies that the core capital ratio (core capital/risk-weighted assets) may not be less than 4 percent and the capital ratio (liable capital/risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5 times the capital charge for market risk positions) may not be less than 8 percent.

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	Jun. 30, 2010 € million	Dec. 31, 2009 € million%

Risk weighted assets	12,199	12,157
Capital requirements
Credit risk	976	972
Market risk	0	1
Operational risk	25	46

The following ratios were calculated at Group level as at the balance sheet date:

	Jun. 30, 2010%	Dec. 31, 2009%

Tier 1 ratio pursuant to SolvV	16.6	15.3
Total capital ratio pursuant to SolvV	26.1	23.9

The Bank fulfilled the regulatory capital requirements at all times in the period under review.

Frankfurt/Main, August 23, 2010

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed by an auditor nor audited in accordance with section 317 of the German Commercial Code.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt/Main, August 23, 2010

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

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THE FEDERAL REPUBLIC OF GERMANY

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year

2nd quarter 2009	0.5	-5.6
3rd quarter 2009	0.7	-4.5
4th quarter 2009	0.3	-2.0
1st quarter 2010	0.5	2.0
2nd quarter 2010	2.2	3.7

     The German economy is recovering rapidly. In the second quarter of 2010, when adjusted for price, seasonal and calendar effects, GDP rose by 2.2% compared to the preceding quarter. This is the highest quarter-on-quarter growth rate that has ever been recorded in reunified Germany. The result for the first quarter of 2010 was revised substantially upwards from 0.2% to 0.5%. In the second quarter of 2010, both domestic and foreign demand made a positive contribution to GDP growth. The dynamic trends observed in capital formation and foreign trade contributed the most to GDP growth. Furthermore, household and government final consumption expenditure also contributed to GDP growth.

     Compared with the second quarter of 2009, GDP in the second quarter of 2010 increased by 3.7% when adjusted for price and calendar effects.

Source: Statistisches Bundesamt, Detailed results on the gross domestic product in the 2nd quarter of 2010, press release of August 24, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__293__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year

July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
October 2009	0.1	0.0
November 2009	-0.1	0.4
December 2009	0.8	0.9
January 2010	-0.6	0.8
February 2010	0.4	0.6
March 2010	0.5	1.1
April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2

     The consumer price index for Germany increased by 1.2% in July 2010 compared to July 2009. This increase was, together with the increase in May 2010, the largest increase measured for 2010 thus far. The increase in July 2010 compared to July 2009 was mainly due to higher prices for energy (+4.7%) and seasonal food, in particular fresh fruits and vegetables (fruits: +7.7%, vegetables: +8.9%). Excluding the prices of energy and seasonal food, which together account for more than 10% of total household expenditure, the inflation rate in July 2010 compared to July 2009 would have been 0.6%.

     The increase of 0.3% in the consumer price index from June 2010 to July 2010 was mainly due to seasonal price increases, which more than offset the price decreases for clothing and footwear (-3.5%) and energy (-0.8%).

Source: Statistisches Bundesamt, Consumer prices in July 2010: +1.2% on July 2009, press release of August 10, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__276__611,templateId=renderPrint.psml).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)

June 2009	7.5	7.7
July 2009	7.7	7.6
August 2009	7.7	7.6
September 2009	7.3	7.5
October 2009	7.0	7.5
November 2009	7.1	7.5
December 2009	7.2	7.4
January 2010	7.9	7.4
February 2010	7.9	7.3
March 2010	7.5	7.3
April 2010	7.1	7.1
May 2010	6.8	7.0
June 2010	6.6	7.0

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office's telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.
(2)

As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.

     The number of employed persons increased by approximately 131,000, or 0.3%, in June 2010 compared to June 2009. Compared to May 2010, the number of employed persons in June 2010 increased by approximately 32,000, or 0.1%, after elimination of seasonal variations.

     The seasonally adjusted number of unemployed persons in June 2010 decreased by approximately 310,000, or 9.3%, compared to June 2009. Compared to May 2010, the seasonally adjusted number of unemployed persons in June 2010 decreased by approximately 20,000, or 0.7%.

Sources: Statistisches Bundesamt, Employment in June 2010: Upward trend in Employment continues(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to June 2010	January to June 2009

Foreign trade	74.6	59.2
Services	-4.0	-3.5
Factor income (net)	12.1	11.9
Current transfers	-19.5	-16.4
Supplementary trade items	-5.5	-4.8

Current account	57.8	46.3

Source: Statistisches Bundesamt, German exports in June 2010: +28.5% on June 2009, press release of August 9, 2010 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2010/08/PE10__275__51,templateId=renderPrint.psml).

Excessive Deficit Procedure

In its assessment of action taken by twelve member states of the EU in response to the Ecofin Council’s December 2, 2009 recommendations, the European Commission stated that Germany has taken action representing adequate progress towards the implementation of the Ecofin Council’s recommendations, in particular by implementing the fiscal stimulus measures in 2010 as planned. Furthermore, the European Commission acknowledged that the German authorities have outlined in some detail a medium-term budgetary strategy to correct the excessive deficit by 2013 with an average annual fiscal effort of almost ¾% of GDP in the period 2011 to 2013. In light of these circumstances, the European Commission concluded that currently no further steps in the excessive deficit procedure of Germany are necessary.

According to new estimates, the Federal Ministry of Finance (Bundesministerium der Finanzen, “BMF”) expects the deficit to rise to approximately 4½% of GDP in 2010 as opposed to approximately 5½% of GDP as estimated by the BMF earlier this year. The BMF expects Germany to be able to reduce its deficit to the reference value of 3% of GDP in 2012 and estimates a deficit of 1½% of GDP in 2014.

Sources: European Commission, Communication from the Commission to the Council, Assessment of the action taken by Belgium, the Czech Republic, Germany, Ireland, Spain, France, Italy, the Netherlands, Austria, Portugal, Slovenia and Slovakia in response to the Council Recommendations of 2 December 2009 with a view to bringing an end to the situation of excessive government deficit, June 15, 2010 (http://ec.europa.eu/economy_finance/sgp/pdf/30_edps/communication_to_the_council/2010-06-15_be_cz_de_ie_es_fr_it_nl_at_pt_si_sk_communication_on_action_taken_en.pdf); Bundesministerium der Finanzen, Deutschland hält Vorgaben des europäischen Stabilitäts- und Wachstumspakets ein – das gesamtstaatliche Defizit unterschreitet 2013 den Referenzwert von 3% des BIP, press release of July 15, 2010 (http://www.bundesfinanzministerium.de/nn_54090/DE/Presse/Pressemitteilungen/Finanzpolitik/2010/07/20100715.html).

Other Recent Developments

In July 2010, within the framework set out by the German Further Stabilization of the Financial Market Act, a liquidation sub-agency (Abwicklungsanstalt) was established for the Hypo Real Estate Group (“HRE Group”). In order to restructure the HRE Group, the transfer of a portfolio of assets and risk positions, in an amount of up to EUR 210 billion, to the liquidation sub-agency is planned in the second half of 2010.

Source: SoFFin Bundesanstalt für Finanzmarktstabilisierung, FMS Wertmanagement – Abwicklungsanstalt der Hypo Real Estate Gruppe (HRE) gegründet
(http://www.soffin.de/export/sites/standard/downloads/pressemitteilungen/20100708_FMS_Wertmanagement.pdf).

Also in July 2010, detailed results of the second EU-wide stress test exercise carried out by the Committee of European Banking Supervisors (“CEBS”) in cooperation with the European national supervisory authorities, the European Central Bank (“ECB”) and the European Commission, were published. The results of the first EU-wide stress test exercise conducted in 2009 were not published in detail. The objective of the 2010 stress tests was to make transparent the resilience of the European banking system in the event of an economic downturn and negative financial market developments. The exercise included 91 European banks, representing approximately 65% of the EU banking system in terms of total assets. 14 German banks participated in the exercise, representing more than 60% of the total assets of the German banking system (including UniCredit Bank AG, which participated in the consolidated stress test of its Italian parent). A bank is deemed to have passed the stress test if its Tier 1 capital ratio did not fall below 6% in the various stress scenarios (the regulatory

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minimum of Tier 1 capital for banks supervised in the EU is 4%). Seven out of the 91 tested banks did not pass the stress test. The banks of concern were five Spanish banks and one Greek bank, as well as the German Hypo Real Estate Holding AG (“HRE AG”). However, HRE AG complied with the regulatory minimum Tier 1 capital ratio even in the most severe stress scenario. HRE AG, as part of the HRE Group, is currently undergoing a major restructuring process (see the paragraph above).

Sources: Committee of European Banking Supervisors, CEBS’s press release on the results of the 2010 EU-wide stress testing exercise, press release of July 23, 2010
(http://stress-test.c-ebs.org/documents/CEBSPressReleasev2.pdf); Deutsche Bundesbank, Joint press release of BaFin and Deutsche Bundesbank, Results of the EU-wide stress test for Germany, press release of July 23, 2010 (http://www.bundesbank.de/download/bankenaufsicht/pdf/cebs/stresstest/20100723.pn_stresstest_os.en.pdf); Committee of European Banking Supervisors, Template for bank specific publication of the stress test outputs (http://stress-test.c-ebs.org/documents/Listofbanksv2.pdf).

The European Financial Stability Facility (“EFSF”) has been fully operational since August 4, 2010. The EFSF was set up by the 16 countries of the euro area. It is authorized to issue bonds guaranteed by euro area member states for up to EUR 440 billion for the purpose of on-lending to euro area member states in financial difficulties, subject to conditions, which are to be negotiated with the European Commission in liaison with the ECB and the International Monetary Fund (“IMF”) and to be approved by the Eurogroup. In the case of actual demand, the bonds will be issued by EFSF SA, a Luxembourg-registered company owned by euro area member states. The EFSF will close after three years if it has made no loans.

Sources: European Financial Stability Facility, EFSF becomes fully operational, August 4, 2010 (http://www.efsf.europa.eu/press/2010/2010-002-efsf-becomes-fully-operational.htm); European Financial Stability Facility, The European Financial Stability Facility (EFSF) (http://www.efsf.europa.eu/).

According to a joint statement by the European Commission, the ECB and the IMF, the first quarterly review of the Greek government’s economic program, which is being supported by pooled bilateral loans in the amount of up to EUR 80 billion from euro area member states and a EUR 30 billion loan facility provided by the IMF, showed that the end-June quantitative performance criteria have all been met, due to a vigorous implementation of the fiscal program, and that important reforms are ahead of schedule. However, important challenges and risks remain in Greece’s process of regaining the capability to meet its financing needs without the aforementioned loans.

Source: European Central Bank, Statement by the EC, ECB and IMF on the first review mission to Greece, press release of August 5, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100805_1.en.html).

On August 11, 2010, Slovakia’s Parliament voted against the participation of Slovakia in the euro area member states’ loan arrangement for Greece (see the paragraph above). However, this decision does not affect the disbursement of the installments of the loan.

Source: European Commission, Europe, Statement by Commissioner Olli Rehn on today’s vote by Slovakia’s Parliament rejecting the participation in the loan for Greece, press release of August 11, 2010 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/10/368&format=HTML&aged=0&language=EN&guiLa nguage=en).

In July 2010, the Ecofin Council approved the adoption of the euro by Estonia. Estonia will switch from its national currency, the krooni, to the euro on January 1, 2011, becoming the 17th nation to join the euro area.

Source: European Commission, Estonia set to switch to euro on 1 January, July 15, 2010 (http://ec.europa.eu/news/economy/100715_en.htm).

In response to the global economic and financial crisis, regulatory authorities and central banks started a comprehensive regulatory reform program. In December 2009, the Basel Committee on Banking Supervision published proposals for a new liquidity and capital framework. These proposals were supplemented in July 2010 by a new proposal for countercyclical capital buffers. Also in July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of the capital and liquidity reform package. The capital and liquidity reform package is planned to be finalized by the end of 2010. The implementation of the new rules is intended by the end of 2012.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009 (http://www.bis.org/press/p091217.htm); Bank for International Settlements, Progress on regulatory reform package: Basel Committee press release, press release of July 16, 2010 (http://www.bis.org/press/p100716.htm); Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010 (http://www.bis.org/press/p100726.htm).

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In light of the global economic and financial crisis and with the aim of preventing instability in the financial markets and market manipulation, on July 21, 2010, a new law that prohibits certain naked short selling and credit default swaps and introduces a transparency system for net short positions became effective in Germany. The law followed General Decrees by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”), which had been effective since May 18, 2010 but were revoked after the law became effective. The law extends the interdictions of naked short selling and credit default swaps originally set out in the General Decrees.

Sources: Die Bundesregierung, Gesetzliche Neuregelungen zum 1. August 2010, Vorbeugung gegen missbräuchliche Wertpapier- und Derivat-Geschäfte, July 27, 2010 (http://www.bundesregierung.de/Content/DE/Artikel/ArtikelNeuregelungen/2010/2010-07-27-gesetzliche-neuregelungen.html#doc1004964bodyText3); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin revokes its General Decrees of 18 May 2010 banning short-selling transactions (http://www.bafin.de/cln_171/nn_720486/SharedDocs/Artikel/EN/Service/Meldungen/meldung____100727__widerruf__allgemeinverfuegung__leerverkauf__en.html?__nnn=true).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 27th August, 2010.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt

Name:	Dr. Horst Reinhardt
Title:	Managing Director,
Member of the Management Board

By	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Director